Exhibit 8.1

The following is a list of the significant subsidiaries of CEMEX, S.A.B. de C.V. as of December 31, 2013, including the name of each subsidiary and its country of incorporation.

1.	CEMEX Colombia S.A.	COLOMBIA

2.	CEMEX (Costa Rica), S.A.	COSTA RICA

3.	Assiut Cement Company	EGYPT

4.	CEMEX Beton Ile de France (SAS)	FRANCE

5.	CEMEX Central, S.A. de C.V.	MEXICO

6.	CEMEX Concretos, S.A. de C.V.	MEXICO

7.	CEMEX México, S.A. de C.V.	MEXICO

8.	Cemento Bayano, S.A.	PANAMA

9.	APO Cement Corporation	PHILIPPINES

10.	Solid Cement Corporation	PHILIPPINES

11.	CEMEX España, S.A.	SPAIN

12.	CEMEX España Operaciones, S.L.U.	SPAIN

13.	CEMEX Construction Materials Florida, LLC	USA

14.	CEMEX Construction Materials Pacific, LLC	USA

15.	CEMEX Corp.	USA

16.	CEMEX Finance LLC	USA

17.	CEMEX Materials, LLC	USA

18.	CEMEX Southeast LLC	USA

19.	CEMEX, Inc.	USA

20.	Gulf Coast Portland Cement Co.	USA

21.	Ready Mix USA LLC	USA